As of April     , 2011

To John Hancock Hedged Equity & Income Fund

With Reference to the Investment Advisory Agreement entered into by John Hancock Advisers, LLC (“John Hancock”) with John Hancock Hedged Equity & Income Fund (the “Fund”) we hereby notify you of the following:

In connection with the organization and initial offering of the common shares of the Fund, John Hancock hereby agrees to (i) reimburse all organizational costs of the Fund and (ii) pay all offering costs of such offering of the Fund (other than sales load) that exceeds $0.04 per share.

The instrument is executed under seal and shall be governed by Massachusetts Law.

Very truly yours,

Name:
Title:

ACCEPTED AND AGREED TO ON BEHALF OF THE FUND

By:
Name:
Title: